UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2021

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbols	Name of each exchange on which registered
Common Shares, $0.01 par value	TGH	New York Stock Exchange
7.00% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preference Shares, $0.01 par value	TGH PRA	New York Stock Exchange

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

TEXTAINER GROUP HOLDINGS LIMITED

Quarterly Report on Form 6-K for the Three Months Ended March 31, 2021

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS; CAUTIONARY LANGUAGE

This Quarterly Report on Form 6-K, including the section entitled Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, contains forward-looking statements within the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not statements of historical facts and may relate to, but are not limited to, expectations or estimates of future operating results or financial performance, capital expenditures, regulatory compliance, plans for growth and future operations, as well as assumptions relating to the foregoing. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential,” “continue” or the negative of these terms or other similar terminology. The forward-looking statements contained in this Quarterly Report on Form 6-K include, but are not limited to, statements regarding  (i) factors that are likely to continue to affect our performance and (ii) our belief that, assuming that our lenders remain solvent that our cash flow from operations, proceeds from the sale of containers and borrowing availability under our debt facilities are sufficient to meet our liquidity needs, including for the payment of dividends, for the next twelve months.

Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy, and actual results may differ materially from those we anticipated due to a number of uncertainties, many of which cannot be foreseen. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, among others, the risk described in Item 4, “Risk Factors” of this Quarterly Report on Form 6-K and the risks we face that are described in the section entitled Item 3, “Key Information -- Risk Factors” included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2020 filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 18, 2021 (our “2020 Form 20-F”).

We believe that it is important to communicate our expectations about the future to potential investors, shareholders and other readers. However, there may be events in the future that we are not able to accurately predict or control and that may cause actual events or results to differ materially from the expectations expressed in or implied by our forward-looking statements. The risk factors listed in Item 3, “Key Information -- Risk Factors” included in our 2020 Form 20-F, as well as any cautionary language in this Quarterly Report on Form 6-K, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you decide to buy, hold or sell our common shares, you should be aware that the occurrence of the events described in Item 3, “Key Information -- Risk Factors” included in our 2020 Form 20-F and elsewhere in this Quarterly Report on Form 6-K could negatively impact our business, cash flows, results of operations, financial condition and share price. Potential investors, shareholders and other readers are cautioned not to place undue reliance on our forward-looking statements.

Forward-looking statements regarding our present plans or expectations for fleet size, management contracts, container purchases, sources and availability of financing, and growth involve risks and uncertainties relative to return expectations and related allocation of resources, and changing economic or competitive conditions, as well as the negotiation of agreements with container investors, which could cause actual results to differ from present plans or expectations, and such differences could be material. Similarly, forward-looking statements regarding our present expectations for operating results and cash flow involve risks and uncertainties related to factors such as utilization rates, per diem rates, container prices, demand for containers by container shipping lines, supply, the magnitude and duration of the ongoing COVID-19 pandemic and other factors discussed under Item 3, “Key Information -- Risk Factors” included in our 2020 Form 20-F or elsewhere in this Quarterly Report on Form 6-K, which could also cause actual results to differ from present plans. Such differences could be material.

All future written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. New risks and uncertainties arise from time to time, and we cannot predict those events or how they may affect us. The forward-looking statements contained in this Quarterly Report on Form 6-K speak only as of, and are based on information available to us on, the date of the filing of this Quarterly Report on Form 6-K. We assume no obligation to, and do not plan to, update any forward-looking statements after the date of this Quarterly Report on Form 6-K as a result of new information, future events or developments, except as expressly required by U.S. federal securities laws. You should read this Quarterly Report on Form 6-K and the documents that we reference and have furnished as exhibits with the understanding that we cannot guarantee future results, levels of activity, performance or achievements and that actual results may differ materially from what we expect.

In this Quarterly Report on Form 6-K, unless otherwise specified, all monetary amounts are in U.S. dollars. To the extent that any monetary amounts are not denominated in U.S. dollars, they have been translated into U.S. dollars in accordance with our accounting policies as described in Item 18, “Financial Statements” included in our 2020 Form 20-F.

ITEM 1.	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three Months Ended March 31,
	2021	2020
Revenues:
Lease rental income - owned fleet	$154,423	$130,072
Lease rental income - managed fleet	14,821	15,406
Lease rental income	169,244	145,478

Management fees - non-leasing	1,036	1,484

Trading container sales proceeds	7,611	9,585
Cost of trading containers sold	(5,445)	(8,936)
Trading container margin	2,166	649

Gain on sale of owned fleet containers, net	12,358	5,794

Operating expenses:
Direct container expense - owned fleet	6,797	13,264
Distribution expense to managed fleet container investors	13,495	14,163
Depreciation expense	65,806	66,834
Amortization expense	800	564
General and administrative expense	10,900	10,138
Bad debt (recovery) expense, net	(1,127)	2,045
Container lessee default recovery, net	(3,968)	(12)
Total operating expenses	92,703	106,996
Income from operations	92,101	46,409
Other (expense) income:
Interest expense	(29,106)	(36,112)
Write-off of unamortized debt issuance costs	(267)	(122)
Interest income	37	400
Realized loss on derivative instruments, net	(2,956)	(1,526)
Unrealized gain (loss) on derivative instruments, net	3,192	(14,937)
Other, net	115	(53)
Net other expense	(28,985)	(52,350)
Income (loss) before income tax and noncontrolling interest	63,116	(5,941)
Income tax (expense) benefit	(1,066)	833
Net income (loss)	62,050	(5,108)
Less: Net loss attributable to the noncontrolling interest	—	729
Net income (loss) attributable to Textainer Group Holdings Limited common shareholders	$62,050	$(4,379)

Net income (loss) attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$1.24	$(0.08)
Diluted	$1.22	$(0.08)
Weighted average shares outstanding (in thousands):
Basic	50,150	56,455
Diluted	50,865	56,455

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Three Months Ended March 31,
	2021	2020
Net income (loss)	$62,050	$(5,108)
Other comprehensive income (loss), before tax:
Change in derivative instruments designated as cash flow hedges	4,442	(8,858)
Reclassification of realized loss (gain) on derivative instruments designated as cash flow hedges	1,194	(62)
Foreign currency translation adjustments	(46)	(63)
Comprehensive income (loss), before tax	67,640	(14,091)
Income tax benefit related to items of other comprehensive income (loss)	36	93
Comprehensive income (loss), after tax	67,676	(13,998)
Comprehensive loss attributable to the noncontrolling interest	-	729
Comprehensive income (loss) attributable to Textainer Group Holdings Limited common shareholders	$67,676	$(13,269)

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(Unaudited)

(All currency expressed in United States dollars in thousands)

	March 31, 2021	December 31, 2020
Assets
Current assets:
Cash and cash equivalents	$142,345	$131,018
Accounts receivable, net of allowance of $2,088 and $2,663, respectively	110,994	108,578
Net investment in finance leases, net of allowance of $81 and $169, respectively	87,451	78,459
Container leaseback financing receivable, net of allowance of $41 and $98, respectively	28,495	27,076
Trading containers	5,390	9,375
Containers held for sale	10,890	15,629
Prepaid expenses and other current assets	12,431	13,713
Due from affiliates, net	1,998	1,509
Total current assets	399,994	385,357
Restricted cash	70,276	74,147
Containers, net of accumulated depreciation of $1,674,907 and $1,619,591, respectively	4,416,008	4,125,052
Net investment in finance leases, net of allowance of $561 and $1,164, respectively	983,169	801,501
Container leaseback financing receivable, net of allowance of $115 and $326, respectively	335,259	336,792
Fixed assets, net of accumulated depreciation of $13,041 and $12,918, respectively	628	746
Intangible assets, net of accumulated amortization of $48,731 and $47,931, respectively	1,919	2,719
Derivative instruments	2,188	47
Deferred taxes	1,154	1,153
Other assets	13,117	13,862
Total assets	$6,223,712	$5,741,376
Liabilities and Equity
Current liabilities:
Accounts payable and accrued expenses	$17,266	$24,385
Container contracts payable	489,922	231,647
Other liabilities	3,596	2,288
Due to container investors, net	24,844	18,697
Debt, net of unamortized costs of $7,238 and $8,043, respectively	295,518	408,365
Total current liabilities	831,146	685,382
Debt, net of unamortized costs of $24,140 and $18,639, respectively	3,998,908	3,706,979
Derivative instruments	20,648	29,235
Income tax payable	10,146	10,047
Deferred taxes	7,429	6,491
Other liabilities	28,731	16,524
Total liabilities	4,897,008	4,454,658
Equity:
Textainer Group Holdings Limited shareholders' equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; 58,884,261 shares issued and 50,092,911 shares outstanding at 2021; 58,740,919 shares issued and 50,495,789 shares outstanding at 2020	590	587
Treasury shares, at cost, 8,791,350 and 8,245,130 shares, respectively	(97,017)	(86,239)
Additional paid-in capital	426,804	416,609
Accumulated other comprehensive loss	(4,118)	(9,744)
Retained earnings	1,000,445	938,395
Total Textainer Group Holdings Limited shareholders’ equity	1,326,704	1,259,608
Noncontrolling interest	-	27,110
Total equity	1,326,704	1,286,718
Total liabilities and equity	$6,223,712	$5,741,376

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Shareholders’ Equity

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Textainer Group Holdings Limited Shareholders' Equity
						Accumulated		Total
				Additional		other		Textainer Group
	Common shares		Treasury shares	paid-in		comprehensive	Retained	Holdings Limited	Noncontrolling	Total
	Shares	Amount	Shares	Amount	capital	loss	earnings	shareholders' equity	interest	equity
Balances, December 31, 2019	58,326,555	$583	(1,508,637)	$(17,746)	$410,595	$(511)	$866,458	$1,259,379	$26,266	$1,285,645
Cumulative adjustment for adoption of ASU 2016-13	—	—	—	—	—	—	(885)	(885)	(7)	(892)
Purchase of treasury shares	—	—	(1,947,443)	(15,477)	—	—	—	(15,477)	—	(15,477)
Share-based compensation expense	—	—	—	—	1,071	—	—	1,071	—	1,071
Comprehensive (loss) income:
Net loss attributable to Textainer Group Holdings Limited common shareholders	—	—	—	—	—	—	(4,379)	(4,379)	-	(4,379)
Net loss attributable to noncontrolling interest	—	—	—	—	—	—	—	-	(729)	(729)
Change in derivative instruments designated as cash flow hedges	—	—	—	—	—	(8,858)	—	(8,858)	—	(8,858)
Reclassification of realized gain on derivative instruments designated as cash flow hedges	—	—	—	—	—	(62)	—	(62)	—	(62)
Foreign currency translation adjustments	—	—	—	—	—	(63)	—	(63)	—	(63)
Income tax benefit related to items of other comprehensive loss	—	—	—	—	—	93	—	93	—	93
Total comprehensive loss										(13,998)
Balances, March 31, 2020	58,326,555	$583	(3,456,080)	$(33,223)	$411,666	$(9,401)	$861,194	$1,230,819	$25,530	$1,256,349

Balances, December 31, 2020	58,740,919	$587	(8,245,130)	$(86,239)	$416,609	$(9,744)	$938,395	$1,259,608	$27,110	$1,286,718
Exercise of share options	143,342	3	—	—	1,839	—	—	1,842	—	1,842
Purchase of treasury shares	—	—	(546,220)	(10,778)	—	—	—	(10,778)	—	(10,778)
Share-based compensation expense	—	—	—	—	1,334	—	—	1,334	—	1,334
Purchase of noncontrolling interest	—	—	—	—	7,022	—	—	7,022	(27,110)	(20,088)
Comprehensive income (loss):
Net income attributable to Textainer Group Holdings Limited common shareholders	—	—	—	—	—	—	62,050	62,050	—	62,050
Change in derivative instruments designated as cash flow hedges	—	—	—	—	—	4,442	—	4,442	—	4,442
Reclassification of realized loss on derivative instruments designated as cash flow hedges	—	—	—	—	—	1,194	—	1,194	—	1,194
Foreign currency translation adjustments	—	—	—	—	—	(46)	—	(46)	—	(46)
Income tax benefit related to items of other comprehensive income	—	—	—	—	—	36	—	36	—	36
Total comprehensive income										67,676
Balances, March 31, 2021	58,884,261	$590	(8,791,350)	$(97,017)	$426,804	$(4,118)	$1,000,445	$1,326,704	$—	$1,326,704

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Three Months Ended March 31,
	2021	2020
Cash flows from operating activities:
Net income (loss)	$62,050	$(5,108)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	65,806	66,834
Bad debt (recovery) expense, net	(1,127)	2,045
Container recovery from lessee default, net	(5,712)	(1)
Unrealized (gain) loss on derivative instruments, net	(3,192)	14,937
Amortization and write-off of unamortized debt issuance costs and accretion of bond discounts	2,429	2,183
Amortization of intangible assets	800	564
Gain on sale of owned fleet containers, net	(12,358)	(5,794)
Share-based compensation expense	1,334	1,071
Changes in operating assets and liabilities	24,483	(3,009)
Total adjustments	72,463	78,830
Net cash provided by operating activities	134,513	73,722
Cash flows from investing activities:
Purchase of containers and fixed assets	(311,995)	(11,249)
Payments on container leaseback financing receivable	(6,425)	—
Proceeds from sale of containers and fixed assets	29,654	30,939
Receipt of principal payments on container leaseback financing receivable	8,721	5,099
Net cash (used in) provided by investing activities	(280,045)	24,789
Cash flows from financing activities:
Proceeds from debt	1,153,599	—
Principal payments on debt	(969,991)	(134,697)
Purchase of treasury shares	(10,778)	(15,477)
Purchase of noncontrolling interest	(21,500)	—
Proceeds from container leaseback financing liability, net	6,801	—
Principal repayments on container leaseback financing liability, net	(94)	(124)
Payment of debt issuance costs	(6,845)	(57)
Issuance of common shares upon exercise of share options	1,842	—
Net cash provided by (used in) financing activities	153,034	(150,355)
Effect of exchange rate changes	(46)	(63)
Net increase (decrease) in cash, cash equivalents and restricted cash	7,456	(51,907)
Cash, cash equivalents and restricted cash, beginning of the year	205,165	277,905
Cash, cash equivalents and restricted cash, end of period	$212,621	$225,998

Supplemental disclosures of cash flow information:
Cash paid for interest expense and realized loss on derivative instruments, net	$29,812	$35,657
Income taxes paid	$248	$22
Receipt of payments on finance leases, net of income earned	$14,467	$8,664
Supplemental disclosures of noncash investing activities:
Increase (decrease) in accrued container purchases	$258,275	$(4,100)
Containers placed in finance leases	$207,171	$53,730

  See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(1)	Nature of Business

Textainer Group Holdings Limited (“TGH”) is incorporated in Bermuda. TGH is the holding company of a group of companies, consisting of TGH and its subsidiaries (collectively, the “Company”), involved in the purchase, management, leasing and resale of a fleet of marine cargo containers. The Company manages and provides administrative support to the third-party owners’ (the “Container Investors”) container fleets.

The Company conducts its business activities in three main areas: Container Ownership, Container Management and Container Resale (see Note 10 “Segment Information”).

(2)    Accounting Policy Updates and Recent Accounting Pronouncements

(a)	Basis of Presentation

Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) have been condensed or omitted. The accompanying unaudited condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020 (“2020 Form 20-F”) filed with the Securities and Exchange Commission on March 18, 2021.

The preparation of financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and disclosure of contingent assets and liabilities in the financial statements. The Company’s management evaluates its estimates on an ongoing basis, including those related to container rental equipment, containers held for sale, allowance for credit losses, income taxes and accruals. Actual results could differ from those estimates under different assumptions or conditions.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting of only normal and recurring adjustments) necessary to present fairly the Company’s condensed consolidated balance sheet as of March 31, 2021, the Company’s condensed consolidated statements of operations for the three months ended March 31, 2021 and 2020, condensed consolidated statements of comprehensive income (loss) for the three months ended March 31, 2021 and 2020, condensed consolidated statements of shareholders’ equity for the three months ended March 31, 2021 and 2020 and condensed consolidated statements of cash flows for the three months ended March 31, 2021 and 2020. These condensed consolidated financial statements are not necessarily indicative of the results of operations or cash flows that may be reported for the remainder of the fiscal year ending December 31, 2021.

(b)	Principles of Consolidation and Variable Interest Entity

The condensed consolidated financial statements of the Company include TGH and all of its subsidiaries in which the Company has a controlling financial interest. All significant intercompany accounts and balances have been eliminated in consolidation.

TAP Funding

TAP Funding Ltd. (“TAP Funding”) (a Bermuda company) was a joint venture between the Company’s wholly-owned subsidiary, Textainer Limited (“TL”) (a Bermuda company) and TAP Ltd. (“TAP”) in which TL owned 50.1%, TAP owned 49.9% of the common shares of TAP Funding, and TAP Funding was a voting interest entity (“VME”). The Company consolidated TAP Funding as the Company had a controlling financial interest in TAP Funding. In January 2021, the Company completed the acquisition of 49.9% of the common shares of TAP Funding from TAP Ltd. for a total purchase price consideration of $21,500. After the acquisition of the noncontrolling interest (“NCI”), the Company owns 100% of TAP Funding and TAP Funding became a wholly owned subsidiary of the Company. The Company accounted for this equity transaction as a reduction in the related NCI, and the difference between the carrying value of the NCI on January 1, 2021 and the cash consideration was recognized as an increase in additional paid-in capital (“APIC”) by $7,022.

Prior to the acquisition of the NCI, the equity owned by TAP in TAP Funding was shown as NCI on the Company’s condensed consolidated balance sheet as of December 31, 2020 and the net income (loss) was shown as net income (loss) attributable to the NCI on the Company’s condensed consolidated statements of operations for the three months ended March 31, 2020. After the capital restructuring, there is no NCI in TAP Funding on the Company’s condensed consolidated balance sheet as of March 31, 2021 and there is no net income (loss) attributable to the NCI on the Company’s condensed consolidated statements of operations for the three months ended March 31, 2021.

(c)	Containers

Capitalized container costs include the container cost payable to the manufacturer and the associated transportation costs incurred in moving the Company’s containers from the manufacturer to the containers’ first destined port. Containers are depreciated using the straight-line method over their estimated useful lives to an estimated dollar residual value. Used containers are depreciated based upon their remaining useful lives at the date of acquisition to an estimated dollar residual value.

The cost, accumulated depreciation and net book value of the Company’s container leasing equipment by equipment type as of March 31, 2021 and December 31, 2020 were as follows:

	March 31, 2021			December 31, 2020
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Dry containers other than open top and flat rack containers:
20'	$1,535,540	$(440,838)	$1,094,702	$1,532,753	$(428,913)	$1,103,840
40'	143,096	(55,718)	87,378	144,881	(55,154)	89,727
40' high cube	3,047,156	(698,167)	2,348,989	2,717,384	(672,416)	2,044,968
45' high cube	34,444	(13,038)	21,406	27,880	(12,747)	15,133
Refrigerated containers:
20'	19,997	(8,749)	11,248	20,164	(8,493)	11,671
20' high cube	1,720	(1,283)	437	2,605	(1,742)	863
40' high cube	1,112,362	(414,542)	697,820	1,103,817	(398,721)	705,096
Open top and flat rack containers:
20' folding flat	16,967	(5,055)	11,912	17,228	(5,132)	12,096
40' folding flat	48,727	(18,060)	30,667	49,167	(18,275)	30,892
20' open top	13,243	(1,875)	11,368	13,253	(1,790)	11,463
40' open top	22,658	(4,782)	17,876	22,271	(4,738)	17,533
Tank containers	95,005	(12,800)	82,205	93,240	(11,470)	81,770
Total containers	$6,090,915	$(1,674,907)	$4,416,008	$5,744,643	$(1,619,591)	$4,125,052

See Note 4 “Managed Container Fleet” for information on the managed fleet containers included above.

Impairment of Container Rental Equipment

The Company reviews its containers for impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. The Company compares the carrying value of the containers to the expected future undiscounted cash flows for the purpose of assessing the recoverability of the recorded amounts. If the carrying value exceeds expected future undiscounted cash flows, the assets are reduced to fair value. There was no such impairment of the Company’s leasing equipment for the three months ended March 31, 2021 and 2020.

Write-Off (Recoveries) of Container Rental Equipment due to Lessees in Default

The Company evaluates the recoverability of the recorded amounts of containers that are unlikely to be recovered from lessees in default. During the three months ended March 31, 2021 and 2020, the Company recorded gains of $7,577 and $1, respectively, associated with recoveries on containers previously estimated as lost with lessees in default, offset by impairment charges of $1,865 and $0, respectively, to write-off containers that were unlikely to be recovered from lessees in default. The net gain of $7,577 during the three months ended March 31, 2021 was due to the reinstatement of containers with a previously insolvent and bankrupt lessee which had been written off in 2019, resulting from a successful exit by the lessee from bankruptcy. These amounts are recorded in the condensed consolidated statements of operations as “container lessee default recovery, net”.

Impairment of Containers Held for Sale

Containers identified as being available for sale are valued at the lower of carrying value or fair value, less costs to sell. The Company records impairment to write-down the value of containers held for sale to their estimated fair value, less cost to sell, under observable (Level 2) market inputs. The fair value was estimated based on recent gross sales proceeds for sales of similar types of containers in the locations in which the containers are stored. When containers are sold or otherwise retired, the cost and related accumulated depreciation are removed, and any resulting gain or loss is recognized. The carrying value of containers held for sale that have been impaired to write down the value of the containers to their estimated fair value less cost to sell was $1,650 and $5,845 as of March 31, 2021 and December 31, 2020, respectively.

Subsequent additions or reductions to the fair values of these written down assets are recorded as adjustments to the carrying value of the containers held for sale. Any subsequent increase in fair value less costs to sell is recognized as a reversal of container impairment but not in excess of the cumulative loss previously recognized. During the three months ended March 31, 2021 and 2020, the Company recorded container impairment (reversals) charges of $(839) and $4,586, respectively, to write down the value of containers held for sale to their estimated fair value less cost to sell, net of reversals of previously recorded impairments on containers held for sale due to rising used container prices. The impairment (reversals) charges are included in “depreciation expense” in the condensed consolidated statements of operations.

(d)	Concentrations

The Company’s customers are mainly international shipping lines, which transport goods on international trade routes. Once the containers are on-hire with a lessee, the Company does not track their location. The domicile of the lessee is not indicative of where the lessee is transporting the containers. The Company’s business risk in its foreign concentrations lies with the creditworthiness of the lessees rather than the geographic location of the containers or the domicile of the lessees.

Except for the lessees noted in the tables below, no other single lessee made up greater than 10% of the Company’s lease rental income from its owned fleet for the three months ended March 31, 2021 and 2020 and more than 10% of the Company’s gross accounts receivable from its owned fleet as of March 31, 2021 and December 31, 2020:

	Three Months Ended
	March 31,
Lease Rental Income - owned fleet	2021	2020
Customer A	20.5%	16.9%
Customer B	17.8%	6.7%
Customer C	12.0%	13.2%

Gross Accounts Receivable- owned fleet	March 31, 2021	December 31, 2020
Customer A	29.2%	30.3%
Customer B	11.7%	10.3%
Customer C	12.2%	12.9%

Total fleet lease rental income, as reported in the condensed consolidated statements of operations, comprises revenue earned from leases on containers in the Company’s total fleet, including revenue earned from leases on containers in its managed fleet. Except for the lessees noted in the tables below, no other single lessee accounted for more than 10% of the Company’s total fleet lease rental income for the three months ended March 31, 2021 and 2020 and more than 10% of the Company’s gross accounts receivable from its total fleet as of March 31, 2021 and December 31, 2020.

	Three Months Ended
	March 31,
Lease Rental Income - total fleet	2021	2020
Customer A	19.8%	16.5%
Customer B	17.4%	6.7%
Customer C	12.3%	14.4%

Gross Accounts Receivable- total fleet	March 31, 2021	December 31, 2020
Customer A	36.5%	37.7%
Customer B	9.3%	16.7%
Customer C	11.7%	11.6%

(e)   Net Income (Loss) Attributable to Textainer Group Holdings Limited Common Shareholders Per Common Share

Basic earnings per share (“EPS”) is computed by dividing net income (loss) attributable to Textainer Group Holdings Limited common shareholders by the weighted average number of shares outstanding during the applicable period. Diluted EPS reflects the potential dilution that could occur if all outstanding share options were exercised for, and all outstanding restricted share units (“RSU”) and performance restricted share units (“PSU”) were converted into, common shares. A reconciliation of the numerator and denominator of basic EPS with that of diluted EPS is reported as follows:

	Three Months Ended
	March 31,
Share amounts in thousands	2021	2020
Numerator:
Net income (loss) attributable to Textainer Group Holdings Limited common shareholders	$62,050	$(4,379)
Denominator:
Weighted average common shares outstanding - basic	50,150	56,455
Dilutive share options, RSU and PSU	715	—
Weighted average common shares outstanding - diluted	50,865	56,455
Net income (loss) attributable to Textainer Group Holdings Limited common shareholders per common share
Basic	$1.24	$(0.08)
Diluted	$1.22	$(0.08)

Share options, RSU and PSU excluded from the computation of diluted EPS because they were anti-dilutive	697	2,147

Given that the Company had a net loss attributable to Textainer Group Holdings Limited common shareholders for the three months ended March 31, 2020, there was no dilutive effect of share options and RSU as of such date.

(f)	Fair Value Measurements

As of March 31, 2021 and December 31, 2020, the carrying amounts of cash and cash equivalents, restricted cash, accounts receivable and payable, due from affiliates, net, container contracts payable and due to container investors, net, approximate their fair values due to the short-term nature of these financial instruments. See Note 2 (c) “Containers” and Note 9 “Debt and Derivative Instruments” for further discussions on fair value of containers held for sale and fair value of derivative instruments, respectively.

At March 31, 2021 and December 31, 2020, the fair value of net investment in finance leases (including the short-term balance) was approximately $1,064,927 and $856,392 at March 31, 2021 and December 31, 2020, respectively, compared to book values of $1,070,620 and $879,960 at March 31, 2021 and December 31, 2020, respectively. The fair value of container leaseback financing receivable (including the short-term balance) was approximately $366,534 and $363,774 at March 31, 2021 and December 31, 2020, respectively, compared to book values of $363,754 and $363,868 at March 31, 2021 and December 31, 2020, respectively. The fair value of long-term debt (including current maturities) based on the borrowing rates available to the Company was approximately $4,325,580 and $4,144,332 at March 31, 2021 and December 31, 2020, respectively, compared to book values of $4,294,426 and $4,115,344 at March 31, 2021 and December 31, 2020, respectively.

(g)	Recently Issued Accounting Standards

In March 2020, the FASB issued Accounting Standards Update No. 2020-04, Reference Rate Reform (“Topic 848”): Facilitation of the Effects of Reference Rate Reform on Financial Reporting (“ASU 2020-04”). In January 2021, the FASB also issued Accounting Standards Update No 2021-01, Reference Rate Reform: Scope (“ASU 2021-01”), which expands the scope of Topic 848. The amendments provide optional guidance for a limited time to ease the potential burden in accounting for reference rate reform. The new guidance provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships and other transactions affected by the reference rate reform if certain criteria are met, that reference LIBOR or another rate that is expected to be discontinued due to reference rate reform. The amendments in ASU 2020-04 and ASU 2021-01 are effective immediately and may be applied prospectively to contract modifications made and hedging relationships entered into or evaluated on or before December 31, 2022. The Company will continue its review of the debt and derivative agreements during the transition period until the LIBOR cessation by the end of June 2023. The Company expects the adoption of this guidance will not have a material impact on the Company’s condensed consolidated financial statements.

There were no changes to the Company’s significant accounting policies during the three months ended March 31, 2021. For further discussion on the Company’s accounting policies, please refer to Note 1 “Nature of Business and Summary of Significant Accounting Polices” in Item 18, “Financial Statements” in our 2020 Form 20-F.

(3)   Insurance Receivable and Impairment

One of the Company’s customers became bankrupt in 2019. The insolvent customer’s restructuring plan was approved by the bankruptcy court in November 2020. As a result of the assessment of the insolvent customer’s exit from bankruptcy, the Company recorded a container loss recovery of $7,986 included in “container lessee default recovery, net” in the condensed consolidated statements of operations during the three months ended March 31, 2021. The Company did not submit a final insurance claim after its review of the insolvent customer’s restructuring plan, therefore, the insurance receivable of $2,106 that was recorded in the “prepaid expenses and other current assets” in the condensed consolidated balance sheets as of December 31, 2020 was written-off and included in “container lessee default recovery, net” in the condensed consolidated statements of operations during the three months ended March 31, 2021. As of March 31, 2021, the bankruptcy settlement amount is not determinable and realizable (see Note 13 “Subsequent Events”).

During the three months ended March 31, 2021, one of the Company’s customers became insolvent and the total net book value of its owned containers leased to this insolvent customer was $10,538. Based on prior recovery experience, the Company estimated that containers with a book value of $1,581 would not be recovered from this insolvent customer. Accordingly, the Company recorded impairment charges of $1,581 included in “container lessee default recovery, net” during the three months ended March 31, 2021. The Company also recorded bad debt expense of $378 in 2020 to fully reserve for this insolvent customer’s outstanding accounts receivable. There is no insurance claim associated with this insolvent customer under our current insurance policies.

(4)    Managed Container Fleet

Lease rental income and expenses from the managed fleet owned by Container Investors are reported on a gross basis. Lease rental income – managed fleet represents rental charges billed to the ultimate lessee for the managed fleet, including charges for handling fees, drop-off charges, pick-up charges, and charges for a damage protection plan that is set forth in the leases.

Management fees from non-leasing services are earned for acquiring new managed containers and sales commissions are earned from sales of the managed containers on behalf of the Container Investors. Acquisition fees from purchases of containers for the managed fleet are deferred and recognized as earned on a straight-line basis over the deemed lease term. As of March 31, 2021 and December 31, 2020, deferred revenue from acquisition fees amounted to $1,121 and $1,049, respectively, which were combined and reported as “accounts payable and accrued expenses” in the condensed consolidated balance sheets.

Distribution expense to managed fleet container investors represents direct container expenses of the managed containers and the amounts distributed to the Container Investors, reduced by associated lease management fees earned and retained by the Company.

The Company is deemed to own certain of the managed containers purchased by the Company on behalf of Container Investors, notwithstanding the contractual management relationship which the Company has with the Container Investors. Accordingly, such managed containers are included in the Company’s container leasing equipment in the Company’s condensed consolidated balance sheets as of March 31, 2021 and December 31, 2020. The purchase consideration paid by the Container Investors for such containers is reported as a deemed financial liability of the Company. As of March 31, 2021 and December 31, 2020, the Company’s container leaseback financial liability to the Container Investors amounted to $11,457, and $4,762, respectively, which were reported as "other liabilities” in the condensed consolidated balance sheets.

The Company’s container leasing equipment includes such managed containers in the condensed consolidated balance sheets as of March 31, 2021 and December 31, 2020, which consisted of the following:

	March 31, 2021			December 31, 2020
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Containers - owned fleet	$6,080,198	$(1,674,527)	$4,405,671	$5,740,717	$(1,619,304)	$4,121,413
Containers - managed fleet	10,717	(380)	10,337	3,926	(287)	$3,639
Total containers	$6,090,915	$(1,674,907)	$4,416,008	$5,744,643	$(1,619,591)	$4,125,052

Total management fee income from the managed fleet, including management fees earned from acquisition fees and sales commissions during the three months ended March 31, 2021 and 2020 were as follows (see Note 5 “Transactions with Affiliates and Container Investors”):

	Three Months Ended March 31,
	2021	2020
Lease rental income - managed fleet	$14,821	$15,406
Less: distribution expense to managed fleet container investors	(13,495)	(14,163)
Less: depreciation and interest expense on managed containers purchased on or after January 1, 2019	(169)	(239)
Management fees from leasing	1,157	1,004
Management fees from non-leasing services	1,036	1,484
Total management fees	$2,193	$2,488

The following table provides a reconciliation of the balance sheet accounts from the managed fleet to the total amount as of March 31, 2021 and December 31, 2020 in the condensed consolidated balance sheets (also, see Note 5 “Transactions with Affiliates and Container Investors”):

	March 31, 2021	December 31, 2020
Accounts receivable, net - owned fleet	$101,328	$97,950
Accounts receivable, net - managed fleet	9,666	10,628
Total accounts receivable, net	$110,994	$108,578

Prepaid expenses and other current assets - owned fleet	$12,334	$13,614
Prepaid expenses and other current assets - managed fleet	97	99
Total prepaid expenses and other current assets	$12,431	$13,713

Accounts payable and accrued expenses - owned fleet	$16,565	$23,198
Accounts payable and accrued expenses - managed fleet	701	1,187
Total accounts payable and accrued expenses	$17,266	$24,385

Container contracts payable - owned fleet	$489,922	$231,647
Total container contracts payable	$489,922	$231,647

For further discussion on the Company’s managed container fleet, please refer to Item 18, “Financial Statements – Note 3” in our 2020 Form 20-F.

(5)	Transactions with Affiliates and Container Investors

Due from affiliates, net of $1,998 and $1,509, as of March 31, 2021 and December 31, 2020, respectively, represents lease rentals on tank containers collected on behalf of and payable to the Company from the Company’s tank container manager, net of direct container expenses and management fees.

Total management fees earned from the Company’s managed fleet, including acquisition fees and sales commissions for the three months ended March 31, 2021 and 2020 amounted to $2,193 and $2,488, respectively.

The following table provides a summary of due to container investors, net amounts at March 31, 2021 and December 31, 2020:

	March 31, 2021	December 31, 2020
Accounts receivable, net - managed fleet	$9,666	$10,628
Prepaid expenses and other current assets - managed fleet	97	99
Accounts payable and accrued expenses - managed fleet	(701)	(1,187)
	9,062	9,540
Distributions due to container investors on lease rentals collected, net of container expenses paid and management fees	15,782	9,157
Due to container investors, net	$24,844	$18,697

(6)	Leases

(a)	Lessor

The Company’s lease rental income for the three months ended March 31, 2021 and 2020 were as follows:

	Three Months Ended March 31,
	2021			2020
	Owned	Managed	Total	Owned	Managed	Total
Lease rental income - operating leases	$130,914	$14,446	$145,360	$115,803	$14,514	$130,317
Interest income on net investment in finance leases	14,643	—	14,643	5,284	—	5,284
Interest income on container leaseback financing receivable	5,438	—	5,438	4,006	—	4,006
Variable lease revenue	3,428	375	3,803	4,979	892	5,871
Total lease rental income	$154,423	$14,821	$169,244	$130,072	$15,406	$145,478

Variable lease revenue includes other charges set forth in the leases, such as handling fees, pick-up and drop-off charges and charges for damage protection plan.

For finance leases, the net selling gain (loss) recognized at lease commencement, representing the difference between the estimated fair value of containers placed on these leases and their net book value, in the amount of $435 and $(9) for the three months ended March 31, 2021 and 2020, respectively, are included in “gain on sale of owned fleet containers, net” in the condensed consolidated statements of operations.

Operating Leases

The following is a schedule, by year, of future minimum lease payments receivable under the long-term leases for the owned and managed container fleet as of March 31, 2021:

	Owned	Managed	Total
Twelve months ending March 31:
2022	381,750	30,103	411,853
2023	332,258	19,109	351,367
2024	281,146	16,508	297,654
2025	224,292	12,156	236,448
2026	150,686	8,221	158,907
2027 and thereafter	186,684	11,891	198,575
Total future minimum lease payments receivable	$1,556,816	$97,988	$1,654,804

Net Investment in Finance Leases

The following table represents the components of the net investment in finance leases as of March 31, 2021 and December 31, 2020:

	March 31, 2021	December 31, 2020
Future minimum lease payments receivable	$1,500,200	$1,216,086
Residual value of containers	17,354	12,601
Less: unearned income	(446,292)	(347,394)
Net investment in finance leases (1)	$1,071,262	$881,293
Less: Allowance for credit losses	(642)	(1,333)
Net investment in finance leases, net	$1,070,620	$879,960
Amounts due within one year	$87,451	$78,459
Amounts due beyond one year	983,169	801,501
Net investment in finance leases, net	$1,070,620	$879,960

(1) One major customer represented 78.3% and 80.1% of the Company’s finance leases portfolio as of March 31, 2021 and December 31, 2020, respectively. No other customer represented more than 10% of the Company’s finance leases portfolio in each of those periods.

Container Leaseback Financing Receivable

The Company’s container leaseback financing receivable pertains to containers purchased that were leased back to the seller-lessees through a sales-type leaseback arrangement that are accounted for as financing transactions.

The following table represents the components of the container leaseback financing receivable as of March 31, 2021 and December 31, 2020:

	March 31, 2021	December 31, 2020
Future minimum payments receivable	$502,735	$505,473
Less: unearned income	(138,825)	(141,181)
Container leaseback financing receivable (1)	363,910	$364,292
Less: Allowance for credit losses	(156)	(424)
Container leaseback financing receivable, net	$363,754	$363,868
Amounts due within one year	28,495	27,076
Amounts due beyond one year	335,259	336,792
Container leaseback financing receivable, net	$363,754	$363,868

(1) As of March 31, 2021, two customers represented 88.6% and 9.7% of the Company’s container leaseback financing receivable portfolio. As of December 31, 2020, two customers represented 89.7% and 10.3% of the Company’s container leaseback financing receivable portfolio.

The following is a schedule by year of future minimum lease payments receivable under the net investment in finance leases and container leaseback financing receivable as of March 31, 2021:

Twelve months ending March 31:	Net Investment in Finance Leases	Container Leaseback Financing Receivable	Total
2022	148,625	49,300	197,925
2023	125,940	49,300	175,240
2024	119,638	49,435	169,073
2025	113,666	42,237	155,903
2026	112,741	37,433	150,174
2027 and thereafter	879,590	275,030	1,154,620
Total future minimum lease payments receivable	$1,500,200	$502,735	$2,002,935

(b)	Lessee

Right-of-use (“ROU”) lease assets and lease liability are recognized for the Company’s office space leases at the commencement date based on the present value of lease payments over the lease term. As of March 31, 2021 and December 31, 2020, ROU operating lease assets amounted to $9,927 and $10,331, respectively, which were reported in “other assets” in the condensed consolidated balance sheets. As of March 31, 2021 and December 31, 2020, total lease liabilities amounted to $12,177 and $12,636, respectively, which were reported in “other liabilities” in the condensed consolidated balance sheets. As of March 31, 2021, the weighted average discount rate was 4.6% and the weighted average remaining lease term was 5 years.

Operating lease expense is recognized on a straight-line basis over the lease term and is reported in “general and administrative expense” in the condensed consolidated statements of operations. Other information related to the Company's operating leases are as follows:

	Three Months Ended March 31,
	2021	2020
Operating lease cost	$526	$527
Short-term and variable lease cost	31	31
Total rent expense	$557	$558

Cash paid for amounts included in the measurement of lease liabilities	$587	$623

Future minimum lease payment obligations under the Company’s noncancelable operating leases at March 31, 2021 were as follows:

Operating Leases
Twelve months ending March 31:
2022	2,224
2023	2,269
2024	2,343
2025	2,265
2026	2,138
2027 and thereafter	2,569
Total minimum lease payments	13,808
Less imputed interest	(1,631)
Total present value of operating lease liabilities	$12,177

(7)	Allowance for Credit Losses

The Company’s allowance for credit losses is estimated based on historical losses from lessee defaults, current economic conditions, reasonable and supportable forecasts and ongoing review of the credit worthiness, but not limited to, each lessee’s payment history, lessee credit ratings, management’s current assessment of each lessee’s financial condition and the recoverability. Changes in economic conditions or other events may necessitate additions or deductions to the allowance for credit losses.

Accounts Receivable

The Company maintains allowances, if necessary, for doubtful accounts against accounts receivables resulting from the inability of its lessees to make required payments related to billed amounts under the operating leases, finance leases and container leaseback financing receivable. The allowance for credit losses included in accounts receivable, net, amounted to $2,088 and $2,663 as of March 31, 2021 and December 31, 2020, respectively.

As of March 31, 2021 and December 31, 2020, the Company does not have an allowance for credit losses related to the billed amounts under the container leaseback financing receivable. As of March 31, 2021 and December 31, 2020, the allowance for credit losses related to the billed amounts under the finance leases and included in accounts receivable, net, amounted to $650 and $735, respectively.

Net Investment in Finance Leases and Container Leaseback Financing Receivable

The Company maintains allowances for credit losses against net investment in finance leases and container leaseback financing receivable related to unbilled amounts under the finance leases and the sales-type leaseback arrangements accounted for as financing receivable. The allowance for credit losses related to unbilled amounts under finance leases and included in net investment in finance leases, net, amounted to $642 and $1,333 as of March 31, 2021 and December 31, 2020, respectively. The allowance for credit losses related to unbilled amounts under the financing arrangements and included in container leaseback financing receivable, net, amounted to $156 and $424 as of March 31, 2021 and December 31, 2020, respectively.

The Company evaluates its exposure by portfolio with similar risk characteristics based on the creditworthiness, external credit data and overall credit quality of its lessees. The Company’s internal risk rating categories are “Tier 1” for the lowest level of risk which are typically the large international shipping lines with strong financial and asset base; “Tier 2” for moderate level of risk which includes lessees which are well-established in the market; and “Tier 3” for the highest level of risk which includes smaller shipping lines or lessees that exhibit high volatility in payments on a regular basis.

The following table presents the net investment in finance leases and container leaseback financing receivable by internal credit rating category and year of origination as of March 31, 2021:

	Three Months Ended March 31, 2021	2020	2019	2018	2017	Prior	Total
Tier 1	$103,784	$635,976	$109,735	$35,058	$7,138	$33,973	$925,664
Tier 2	25,706	40,219	36,430	20,558	42	7,313	130,268
Tier 3	4,415	2,784	6,768	707	—	656	15,330
Net investment in finance leases	$133,905	$678,979	$152,933	$56,323	$7,180	$41,942	$1,071,262

Tier 1	$—	$112,066	$210,460	$—	$—	$—	$322,526
Tier 2	6,153	—	35,231	—	—	—	41,384
Tier 3	—	—	—	—	—	—	—
Container leaseback financing receivable	$6,153	$112,066	$245,691	$—	$—	$—	$363,910

(8)	Income Taxes

The Company’s effective income tax rates were 1.7% and 14.0% for the three months ended March 31, 2021 and 2020, respectively. The Company has computed its provision for income taxes based on the estimated annual effective income tax rate and is affected by recurring items, such as tax rates in foreign jurisdictions and the relative amounts of income the Company earns in those jurisdictions. It is also affected by the changes in discrete items that may occur in any given period. The change in the effective income tax rate for the three months ended March 31, 2021 versus the same period in 2020 was primarily due to a comparable amount of income tax benefit associated with discrete items in both periods and a net loss for the three months ended March 31, 2020.

(9)	Debt and Derivative Instruments

Debt

The following represents the Company’s debt obligations as of March 31, 2021 and December 31, 2020:

Secured Debt Facilities, Revolving Credit Facilities, Term Loan and Bonds Payable	March 31, 2021		December 31, 2020
	Outstanding	Average Interest	Outstanding	Average Interest	Final Maturity
TL Revolving Credit Facility	$1,158,837	1.61%	$1,433,919	1.65%	September 2023
TL 2019 Term Loan	145,512	3.50%	148,131	3.50%	December 2026
TL 2021 Term Loan	69,039	2.65%	—	0.00%	February 2028
TMCL II Secured Debt Facility (1)	669,221	1.91%	646,551	1.91%	July 2026
TMCL VI Term Loan	217,440	4.29%	223,630	4.29%	February 2038
TMCL VII 2019-1 Bonds	293,477	4.02%	300,305	4.02%	April 2044
TMCL VII 2020-1 Bonds	418,242	3.07%	429,600	3.07%	August 2045
TMCL VII 2020-2 Bonds	573,256	2.26%	587,183	2.26%	September 2045
TMCL VII 2020-3 Bonds	209,232	2.15%	214,168	2.15%	September 2045
TMCL VII 2021-1 Bonds	540,170	1.72%	—	0.00%	February 2046
TAP Funding Revolving Credit Facility	—	—	131,857	2.11%	December 2021
Total debt obligations	$4,294,426		$4,115,344
Amount due within one year	$295,518		$408,365
Amounts due beyond one year	$3,998,908		$3,706,979

(1)	Final maturity of the TMCL II Secured Debt Facility is based on the assumption that the facility will not be extended on its associated conversion date.

In February 2021, Textainer Marine Containers VII Limited (“TMCL VII”) issued $523,500 of aggregate Class A and $26,500 of aggregate Class B Series 2021-1 Fixed Rate Asset Backed Notes (“the TMCL VII 2021-1 Bonds”). Under the terms of the TMCL VII 2021-1 Bonds, both principal and interest incurred are payable monthly. Proceeds from the TMCL VII 2021-1 Bonds were primarily used to pay down the Company’s revolving credit facilities to create additional borrowing capacity for future container investments.

In February 2021, TL completed a $70,270 fixed rate term loan (the “TL 2021 Term Loan”) with a group of financial institutions. Interest on the outstanding amount due under this term loan is based on a fixed rate of 2.65% per annum, payable monthly in arrears. Proceeds from this term loan were used to pay down TL’s revolving credit facility.

In February 2021, the Company fully repaid and terminated the TAP Funding Revolving Credit Facility prior to its scheduled maturity. During the three months ended March 31, 2021, unamortized debt issuance costs of $267 was written-off related to the early extinguishment of TAP Funding Revolving Credit Facility.

The Company’s debt agreements contain various restrictive financial and other covenants, and the Company was in full compliance with these restrictive covenants at March 31, 2021.

The following is a schedule of the Company’s outstanding borrowings and borrowing capacities, as of March 31, 2021:

	Total Borrowing	Available Borrowing, as limited by the Borrowing Base	Current and Available Borrowing, as limited by the Borrowing Base	Total Commitment
TL Revolving Credit Facility	$1,163,000	$166,388	$1,329,388	$1,500,000
TL 2019 Term Loan	146,788	—	146,788	146,788
TL 2021 Term Loan	69,827	—	69,827	69,827
TMCL II Secured Debt Facility	671,731	—	671,731	1,200,000
TMCL VI Term Loan	218,821	—	218,821	218,821
TMCL VII 2019-1 Bonds (1)	296,334	—	296,334	296,334
TMCL VII 2020-1 Bonds (1)	422,644	—	422,644	422,644
TMCL VII 2020-2 Bonds (1)	579,382	—	579,382	579,382
TMCL VII 2020-3 Bonds (1)	210,945	—	210,945	210,945
TMCL VII 2021-1 Bonds (1)	546,332	—	546,332	546,332
Total (2)	$4,325,804	$166,388	$4,492,192	$5,191,073

(1)	Amounts on the TMCL VII 2019-1 Bonds, 2020-1 Bonds, 2020-2 Bonds, 2020-3 Bonds and 2021-1 Bonds, exclude an unamortized discount of $77, $74, $149, $78 and $167, respectively.
(2)	Total borrowing for all debts excludes unamortized prepaid debt issuance costs in an aggregate amount of $30,833.

For further discussion on the Company’s debt instruments, please refer to Item 18, “Financial Statements – Note 8” in our 2020 Form 20-F.

Derivative Instruments and Hedging Activities

The Company has entered into several derivative agreements with several banks to reduce the impact of changes in interest rates associated with its variable rate debt. The Company has utilized the income approach to measure at each balance sheet date the fair value of its derivative instruments using observable (Level 2) market inputs. The valuation also reflects the credit standing of the Company and the counterparties to the derivative agreements. The credit valuation adjustment was determined to be $103 and $247 (both were additions to the net fair value) as of March 31, 2021 and December 31, 2020, respectively.

Derivative instruments are designated or non-designated for hedge accounting purposes. The change in fair value of derivative instruments that are designated as cash flow hedge for accounting purposes are initially reported in the condensed consolidated balance sheets as a component of “accumulated other comprehensive income” and reclassified to earnings in “interest expense, net” when realized. The change in fair value of derivative instruments that are not designated for hedge accounting are recognized in earnings during the period of change.

The following table summarizes the fair value of the derivative instruments that were reflected on a gross basis on the condensed consolidated balance sheets as of March 31, 2021 and December 31, 2020:

	March 31, 2021	December 31, 2020
Assets
Interest rate swaps - designated as hedges	$2,188	$47
Total	$2,188	$47
Liabilities
Interest rate swaps - designated as hedges	$6,171	$9,665
Interest rate swaps - not designated as hedges	14,477	19,570
Total	$20,648	$29,235

The following is a summary of the Company’s derivative instruments as of March 31, 2021:

Notional
Derivative instruments	amount
Interest rate swap contracts with several banks, with fixed rates between 1.73% and 2.94% per annum, amortizing notional amounts, with termination dates through January 15, 2023, non-designated	$452,500
Interest rate swap contracts with several banks, with fixed rates between 0.17% and 1.58% per annum, amortizing notional amounts, with termination dates through April 30, 2027, designated	708,250
Interest rate cap contract at 3.11% fixed rate with a termination date of March 31, 2022	70,000
Total notional amount as of March 31, 2021	$1,230,750

Over the next twelve months, the Company expects to reclassify an estimated net loss of $4,438 related to the designated interest rate swap agreements from “accumulated other comprehensive loss” in the condensed consolidated statements of shareholders’ equity to “interest expense” in the condensed consolidated statements of operations. The following table summarizes the pre-tax impact of derivative instruments on the condensed consolidated statements of operations during the three months ended March 31, 2021 and 2020:

		Three Months Ended March 31,
Derivative instruments	Financial Statement Caption	2021	2020
Non-designated	Realized loss on derivative instruments, net	$(2,956)	$(1,526)
Non-designated	Unrealized gain (loss) on derivative instruments, net	$3,192	$(14,937)
Designated	Other comprehensive income (loss)	$4,442	$(8,858)
Designated	Interest (expense) income, net	$(1,194)	$62

For further discussion on the Company’s derivative instruments, please refer to Item 18, “Financial Statements – Note 9” in our 2020 Form 20-F.

(10)	Segment Information

The Company operates in three reportable segments: Container Ownership, Container Management and Container Resale. The following tables show segment information for the three months ended March 31, 2021 and 2020, reconciled to the Company’s income before income taxes and noncontrolling interests as shown in its condensed consolidated statements of operations:

	Container	Container	Container
Three Months Ended March 31, 2021	Ownership	Management	Resale	Other	Eliminations	Totals
Lease rental income - owned fleet	$154,290	$133	$-	$-	$-	$154,423
Lease rental income - managed fleet	-	14,821	-	-	-	14,821
Lease rental income	$154,290	$14,954	$-	$-	$-	$169,244
Management fees - non-leasing from external customers	$-	$67	$969	$-	$-	$1,036
Inter-segment management fees	$-	$20,439	$2,448	$-	$(22,887)	$-
Trading container margin	$-	$-	$2,166	$-	$-	$2,166
Gain on sale of owned fleet containers, net	$12,358	$-	$-	$-	$-	$12,358
Depreciation expense	$67,703	$226	$-	$-	$(2,123)	$65,806
Container lessee default recovery, net	$3,968	$-	$-	$-	$-	$3,968
Interest expense	$29,032	$74	$-	$-	$-	$29,106
Write-off of unamortized debt issuance costs	$267	$-	$-	$-	$-	$267
Realized loss on derivative instruments, net	$2,956	$-	$-	$-	$-	$2,956
Unrealized gain on derivative instruments, net	$3,192	$-	$-	$-	$-	$3,192
Segment income (loss) before income tax and noncontrolling interests	$52,285	$12,280	$4,185	$(773)	$(4,861)	$63,116
Total assets	$6,119,382	$203,430	$8,408	$11,690	$(119,198)	$6,223,712
Purchase of containers and fixed assets	$570,257	$13	$-	$-	$-	$570,270
Payments on container leaseback financing receivable	$6,425	$-	$-	$-	$-	$6,425

	Container	Container		Container
Three Months Ended March 31, 2020	Ownership	Management		Resale	Other	Eliminations	Totals
Lease rental income - owned fleet	$129,850	$222		$-	$-	$-	$130,072
Lease rental income - managed fleet	-	15,406		-	-	-	15,406
Lease rental income	$129,850	$15,628		$-	$-	$-	$145,478
Management fees - non-leasing from external customers	$98	$555	#	$831	$-	$-	$1,484
Inter-segment management fees	$-	$9,745		$2,421	$-	$(12,166)	$-
Trading container margin	$-	$-		$649	$-	$-	$649
Gain on sale of owned fleet containers, net	$5,794	$-		$-	$-	$-	$5,794
Depreciation expense	$68,356	$341		$-	$-	$(1,863)	$66,834
Container lessee default recovery, net	$12	$-		$-	$-	$-	$12
Interest expense	$35,956	$156		$-	$-	$-	$36,112
Write-off of unamortized debt issuance costs	$122	$-		$-	$-	$-	$122
Realized loss on derivative instruments, net	$1,526	$-		$-	$-	$-	$1,526
Unrealized loss on derivative instruments, net	$14,937	$-		$-	$-	$-	$14,937
Segment (loss) income before income tax and noncontrolling interests	$(12,051)	$2,610		$2,758	$(1,062)	$1,804	$(5,941)
Total assets	$4,954,452	$154,857		$17,198	$8,293	$(80,994)	$5,053,806
Purchase of containers and fixed assets	$6,957	$192		$-	$-	$-	$7,149

(1)

Container Ownership segment income (loss) before income tax and noncontrolling interests includes unrealized gain (loss) on derivative instruments, net of $3,192 and $(14,937) for the three months ended March 31, 2021 and 2020, respectively, and write-off of unamortized debt issuance costs of $267 and $122 for the three months ended March 31, 2021 and 2020, respectively.

General and administrative expenses are allocated to the reportable business segments based on direct overhead costs incurred by those segments. Amounts reported in the “Other” column represent activity unrelated to the active reportable business segments. Amounts reported in the “Eliminations” column represent inter-segment management fees between the Container Management and Container Resale segments and the Container Ownership segment.

Geographic Segment Information

Substantially all of the Company’s leasing related revenue is denominated in U.S. dollars. As all of the Company’s containers are used internationally, where no single container is domiciled in one particular place for a prolonged period of time, all of the Company’s long-lived assets are considered to be international with no single country of use.

The following table represents the geographic allocation of total fleet lease rental income and management fees from non-leasing services during the three months ended March 31, 2021 and 2020 based on customers’ and Container Investors’ primary domicile, respectively:

	Three Months Ended March 31,
	2021	Percent of Total	2020	Percent of Total
Lease rental income:
Asia	$85,193	50.3%	$72,795	50.0%
Europe	76,275	45.1%	64,727	44.5%
North / South America	7,359	4.3%	7,318	5.0%
All other international	417	0.3%	638	0.5%
	$169,244	100.0%	$145,478	100.0%
Management fees, non-leasing:
Bermuda	$589	56.9%	$982	66.2%
Europe	437	42.2%	199	13.4%
Asia	3	0.3%	3	0.2%
North / South America	1	0.1%	4	0.3%
All other international	6	0.5%	296	19.9%
	$1,036	100.0%	$1,484	100.0%

The following table represents the geographic allocation of trading container sales proceeds and gain on sale of owned fleet containers, net during the three months ended March 31, 2021 and 2020 based on the location of sale:

	Three Months Ended March 31,
	2021	Percent of Total	2020	Percent of Total
Trading container sales proceeds:
North / South America	$4,170	54.8%	$2,721	28.4%
Asia	1,776	23.3%	5,778	60.2%
Europe	1,665	21.9%	1,081	11.3%
All other international	—	—	5	0.1%
	$7,611	100.0%	$9,585	100.0%
Gain on sale of owned fleet containers, net:
Europe	$8,310	67.2%	$1,044	18.0%
North / South America	2,207	17.9%	1,100	19.0%
Asia	1,841	14.9%	2,446	42.2%
All other international	—	—	1,204	20.8%
	$12,358	100.0%	$5,794	100.0%

(11)	Commitments and Contingencies

(a) Restricted Cash

Restricted interest-bearing cash accounts were established by the Company as additional collateral for outstanding borrowings under certain of the Company’s debt facilities. The total balance of these restricted cash accounts was $70,276 and $74,147 as of March 31, 2021 and December 31, 2020, respectively.

(b)  Container Commitments

At March 31, 2021, the Company had commitments to purchase containers to be delivered subsequent to March 31, 2021 in the total amount of $741,674.

(c)   Distribution Expense to Managed Fleet Container Investors

The amounts distributed to the Container Investors are variable payments based upon the net operating income for each managed container (see Note 4 “Managed Container Fleet”). There are no future minimum lease payment obligations under the Company’s management agreements.

(12) Share Repurchase Program

In August 2019, the Company’s board of directors approved a share repurchase program to repurchase up to $25,000 of the Company’s common shares, in March 2020 the board of directors approved an increase by another $25,000 to this program and in September 2020 the program was further increased by $50,000. Under the program, the Company may purchase its common shares from time to time in the open market, in privately negotiated transactions or such other manner as will comply with applicable laws and regulations. The authorization does not obligate us to acquire a specific number of shares during any period, but it may be modified, suspended or terminated at any time at the discretion of the Company’s board of directors.

During the three months ended March 31, 2021, the Company repurchased 546,220 shares at an average price of $19.73 for a total amount of $10,778, including commissions paid. During the three months ended March 31, 2020, the Company repurchased 1,947,443 shares at an average price of $7.91 for a total amount of $15,477, including commissions paid. As of March 31, 2021, approximately $12,454 remained available for repurchases under the share repurchase program.

(13) Subsequent Events

On April 13, 2021, the Company completed an underwritten public offering of 6,000,000 depositary shares, each representing a 1/1,000th interest in a share of its 7.00% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preference Shares, par value $0.01 per share and $25,000 liquidation preference per share (equivalent to $25.00 per depositary share) (“Series A Preferred Shares”), resulting in net proceeds to the Company of approximately $144,875 after deducting the underwriting discount and other offering expenses. The net proceeds from the offering were used for general corporate purposes, including the purchase of additional containers. Dividends on the Series A Preferred Shares accrue daily and are cumulative from and including the date of original issuance and are payable quarterly in arrears commencing June 15, 2021 but excluding June 15, 2026 (the “first reset date”). Dividends accrue at an annual rate of 7.00% of the $25,000 liquidation preference. The Series A Preferred Shares are perpetual and have no maturity date and become redeemable by the Company beginning on the first reset date. The Company’s board of directors approved and declared a quarterly preferred cash dividend, payable on June 15, 2021, to holders of record as of May 31, 2021.

On April 20, 2021, TMCL VII issued $605,000 of aggregate Class A and $46,000 of aggregate Class B Series 2021-2 Fixed Rate Asset Backed Notes (“the TMCL VII 2021-2 Bonds”) to qualified institutional investors pursuant to Rule 144A under the Securities Act and to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act. Under the terms of the TMCL VII 2021-2 Bonds, both principal and interest incurred are payable monthly. Proceeds from the TMCL VII 2021-2 Bonds were primarily used to pay down the Company’s revolving credit facilities and to pay off the TMCL VII 2019-1 Bonds.

In April 2021, the bankruptcy settlement amount related to the restructuring of an insolvent customer of the Company was finalized and resolved. Under the terms of the settlement agreement, the Company received approximately $77 in cash on April 21, 2021 and approximately $5,789 in stock value of the insolvent customer on April 16, 2021.

On May 1, 2021, the Company’s board of directors authorized an increase to the share repurchase program for an additional $50,000 of the Company’s outstanding common shares.

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our consolidated financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and notes thereto included in Item 1, “Condensed Consolidated Financial Statements (Unaudited)” of this Quarterly Report on Form 6-K, as well as our audited consolidated financial statements and notes thereto included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2020 filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 18, 2021 (our “2020 Form 20-F”). In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results may differ materially from those contained in or implied by any forward-looking statements. See “Information Regarding Forward-Looking Statements; Cautionary Language.” Factors that could cause or contribute to these differences include those discussed below, the additional risk factor as set forth in Item 4, “Risk Factors” of this Quarterly Report on Form 6-K and Item 3, “Key Information -- Risk Factors” included in our 2020 Form 20-F.

As used in the following discussion and analysis, unless indicated otherwise or the context otherwise requires, references to: (1) “the Company,” “we,” “us,” “our” or “TGH” refer collectively to Textainer Group Holdings Limited, the issuer of the publicly-traded common shares that have been registered pursuant to Section 12(b) of the U.S. Securities Exchange Act of 1934, as amended, and its subsidiaries; (2) “TEU” refers to a “Twenty-Foot Equivalent Unit,” which is a unit of measurement used in the container shipping industry to compare shipping containers of various lengths to a standard 20’ dry freight container, thus a 20’ container is one TEU and a 40’ container is two TEU; (3) “CEU” refers to a Cost Equivalent Unit, which is a unit of measurement based on the approximate cost of a container relative to the cost of a standard 20’ dry freight container, so the cost of a standard 20’ dry freight container is one CEU; the cost of a 40’ dry freight container is 1.6 CEU; and the cost of a 40’ high cube dry freight container (9’6” high) is 1.7 CEU; and the cost of a 40’ high cube refrigerated container is 8.0 CEU; (4) “our owned fleet” means the containers we own; (5) “our managed fleet” means the containers we manage that are owned by other container investors; (6) “our fleet” and our” total fleet” means our owned fleet plus our managed fleet plus any containers we lease from other lessors; and (7) “container investors” means the owners of the containers in our managed fleet.

Dollar amounts in this section of this Quarterly Report on Form 6-K are expressed in thousands. Per container amounts are in dollars.

Overview

We are one of the world’s largest lessors of intermodal containers based on fleet size, with a total fleet of approximately 2.5 million containers, representing 4.0 million TEU. Containers are an integral component of intermodal trade, providing a secure and cost-effective method of transportation because they can be used to transport freight by ship, rail or truck, making it possible to move cargo from point of origin to final destination without repeated unpacking and repacking.

We lease containers to approximately 250 shipping lines and other lessees, including most of the world’s top 20 container lines, as measured by the total TEU capacity of their container vessels. We believe that our scale, global presence, customer service, market knowledge and long history with our customers have made us one of the most reliable suppliers of leased containers. We have a long track record in the industry, operating since 1979, and have developed long-standing relationships with key industry participants. Our top 20 customers, as measured by revenues, have on average been our customer for 27 years.

We have provided an average of approximately 320,000 TEU of new containers per year for the past five years and have been one of the largest buyers of new containers over the same period. We are one of the largest sellers of used containers, having sold an average of approximately 150,000 containers per year for the last five years to more than 1,500 customers.

We provide our services worldwide via an international network of 14 regional and area offices and approximately 400 independent depots.

We operate our business in three core segments:

•	Container Ownership. As of March 31, 2021, we owned containers accounting for approximately 90.2%, as measured in TEU basis, of our fleet.
•

Container Management. As of March 31, 2021, we managed containers on behalf of 13 unaffiliated container investors, providing acquisition, management and disposal services. As of March 31, 2021, total managed containers accounted for approximately 9.8%, as measured in TEU basis, of our fleet.

•

Container Resale. We generally sell containers from our fleet when they reach the end of their useful lives in marine service or when we believe it is financially attractive for us to do so, considering the location, sale price, cost of repair and possible repositioning expenses. We also purchase and lease or resell containers from shipping line customers, container traders and other sellers of containers.

The table below summarizes the composition of our owned and managed fleets, in TEU and CEU, by type of containers, as of March 31, 2021:

	TEU			CEU
	Owned	Managed	Total	Owned	Managed	Total
Standard dry freight	3,327,128	373,770	3,700,898	2,957,280	332,293	3,289,573
Refrigerated	192,733	6,559	199,292	775,806	26,571	802,377
Other specialized	53,434	7,867	61,301	83,979	11,575	95,554
Total fleet	3,573,295	388,196	3,961,491	3,817,065	370,439	4,187,504
Percent of total fleet	90.2%	9.8%	100.0%	91.2%	8.8%	100.0%

Our total fleet as of March 31, 2021, by lease type, as a percentage of total TEU on hire was as follows:

Percent of
Total On-
Hire Fleet
Term leases	68.4%
Finance leases	18.6%
Master leases	11.6%
Spot leases	1.4%
Total	100.0%

The following table summarizes our average total fleet utilization (CEU basis) for the three months ended March 31, 2021 and 2020:

	Three Months Ended
	March 31,
	2021	2020
Utilization	99.6%	96.2%

We measure the utilization rate on the basis of CEU on lease, using the actual number of days on hire, expressed as a percentage of CEU available for lease, using the actual days available for lease. CEU available for lease excludes CEU that have been manufactured but have not yet been delivered to a lessee and CEU designated as held-for-sale units.

Our total revenues primarily consist of leasing revenues derived from the lease of owned and managed containers. The most important driver of our profitability is the extent to which revenues on our owned fleet and management fee income exceed our operating costs. The key drivers of our revenues are fleet size, rental rates, utilization and direct costs. Our operating costs primarily consist of depreciation, container impairment, interest expense, direct operating expenses and administrative expenses. Our lessees are generally responsible for loss of or damage to a container beyond ordinary wear and tear, and they are required to purchase insurance to cover any other liabilities.

COVID-19 Impact

In March 2020, the World Health Organization declared the outbreak of COVID-19 a pandemic and has resulted in government measures to contain the virus, including travel bans and restrictions, shelter-in-place orders, and business limitations and shutdowns.

The decrease in global trade volumes and economic activity due to the COVID-19 pandemic led to disruptions in global shipping and reduced container demand during the first half of 2020. However, we have seen sharp rebound in cargo volumes and recent positive signs of leasing demand improvements since the second half of 2020 as COVID-19 related restrictions have eased, demand for consumer goods and medical supplies have caused freight volumes to rapidly increase and recent positive developments from the vaccine rollouts. Even as certain government restrictions are lifted and economies gradually reopen, the shape of the economic recovery is still uncertain as the pandemic is resurgent in many places.

We currently believe these disruptions are temporary and we have strongly benefited from the increased global containerized trade volumes that have emerged since the second half of 2020. While macro uncertainty from COVID-19 remains, we are encouraged by our improved financial performance and the overall strong market fundamentals arising from expected elevated cargo volumes, high container prices and high freight rates through the first half of 2021. For additional information regarding the risk and uncertainties that we could encounter as a result of the COVID-19 pandemic and related global conditions, see Item 3, “Key Information - Risk Factors” included in our 2020 Form 20-F.

Key Factors Affecting Our Performance

We believe there are a number of key factors that have affected, and are likely to continue to affect, our operating performance. These key factors include the following, among others:

•	the demand for leased containers;
•	lease rates;
•	steel prices;
•	interest rates and availability of debt financing at acceptable terms;
•	our ability to lease our new containers shortly after we purchase them;
•	access to container production capacity;
•	prices of new and used containers and the impact of changing prices on containers held for sale and the residual value of our in-fleet owned containers;
•	remarketing risk;
•	the creditworthiness of our customers;
•	further consolidation among shipping lines and/or container lessors;
•	further consolidation of container manufacturers and/or decreased access to new containers;
•	global and macroeconomic factors that affect trade generally, such as recessions, trade disputes, terrorist attacks, pandemics, such as the COVID-19 pandemic, or the outbreak of war and hostilities.

For further details regarding these and other factors that may affect our business and results of operations, see Item 3, “Key Information -- Risk Factors” included in our 2020 Form 20-F.

Results of Operations

Comparison of the Three Months Ended March 31, 2021 and 2020

The following table summarizes our total revenues for the three months ended March 31, 2021 and 2020 and the percentage changes between those periods:

	Three Months Ended		% Change
	March 31,		Between
	2021	2020	2021 and 2020
	(Dollars in thousands)
Lease rental income - owned fleet	$154,423	$130,072	18.7%
Lease rental income - managed fleet	14,821	15,406	(3.8%)
Lease rental income	$169,244	$145,478	16.3%

Management fees - non-leasing	$1,036	$1,484	(30.2%)

Trading container sales proceeds	7,611	9,585	(20.6%)
Cost of trading containers sold	(5,445)	(8,936)	(39.1%)
Trading container margin	$2,166	$649	233.7%

Gain on sale of owned fleet containers, net	$12,358	$5,794	113.3%

Lease rental income for the three months ended March 31, 2021 increased $23,766 (16.3%) compared to the three months ended March 31, 2020, primarily due to an increase of $11,126 in the growth of our fleet on finance leases, an increase of $5,986 (3.3%) in average per diem rental rates, an increase of $5,231 (4.0%) in utilization and an increase of $4,579 (4.7%) in our total operating fleet that was available for lease.

Management fees – non-leasing for the three months ended March 31, 2021 decreased $448 (-30.2%) compared to the three months ended March 31, 2020 primarily due to $463 decrease in the amortization of acquisition fees on container purchases for the managed fleet.

Trading container margin for the three months ended March 31, 2021 increased $1,517 (233.7%) compared to the three months ended March 31, 2020; $1,836 of the increase resulted from an improvement in per unit margin, partially offset by a $319 decrease which resulted from a reduction in unit sales volume.

Gain on sale of owned fleet containers, net for the three months ended March 31, 2021 increased $6,564 (113.3%) compared to the three months ended March 31, 2020; $8,883 increase resulted from an improvement in per unit margin, partially offset by a $2,772 decrease which resulted from a reduction in the number of containers being sold.

The following table summarizes our total operating expenses for the three months ended March 31, 2021 and 2020 and the percentage changes between those periods:

	Three Months Ended		% Change
	March 31,		Between
	2021	2020	2021 and 2020
	(Dollars in thousands)
Direct container expense - owned fleet	$6,797	$13,264	(48.8%)
Distribution expense to managed fleet container investors	13,495	14,163	(4.7%)
Depreciation expense	65,806	66,834	(1.5%)
Amortization expense	800	564	41.8%
General and administrative expense	10,900	10,138	7.5%
Bad debt (recovery) expense, net	(1,127)	2,045	(155.1%)
Container lessee default recovery, net	(3,968)	(12)	32966.7%
Total operating expenses	$92,703	$106,996	(13.4%)

Direct container expense – owned fleet for the three months ended March 31, 2021 decreased $6,467 (-48.8%) compared to the three months ended March 31, 2020 primarily due a $4,712 decrease in storage expense and a $1,186 decrease in maintenance and handling expense.

Distribution expense to managed fleet container investors for the three months ended March 31, 2021 decreased $668 (-4.7%) compared to the three months ended March 31, 2020, primarily due to a decrease in lease rental income of the managed fleet.

Depreciation expense for the three months ended March 31, 2021 decreased $1,028 (-1.5%) compared to the three months ended March 31, 2020; $5,426 of the decrease due to a net decrease in writing down the value of containers held for sale to their estimated fair value less cost to sell, partially offset by $4,398 increase due to a net increase in the size of our owned depreciable fleet.

Amortization expense represents the amortization of amounts paid to acquire the rights to manage the container fleets of Capital Lease Limited, Hong Kong (“Capital”); Amphibious Container Leasing Limited (“Amficon”); and Capital Intermodal Limited, Capital Intermodal GmbH, Capital Intermodal Inc., Capital Intermodal Assets Limited and Xines Limited (“Capital Intermodal”). Amortization expense for the three months ended March 31, 2021 increased $236 (41.8%) compared to the three months ended March 31, 2020, respectively, primarily due to an update in the estimates for management fee revenue.

General and administrative expense for the three months ended March 31, 2021 increased $762 (7.5%) compared to the three months ended March 31, 2020, primarily due to a $970 increase in compensation and benefit costs.

Bad debt (recovery) expense, net for the three months ended March 31, 2021 amounted to a recovery of $1,127 and an expense of $2,045 for the three months ended March 31, 2020. The changes were primarily due to improvements in collections and our general customer credit profile and a decrease in the estimates for credit loss reserve on our net investment in finance leases and container leaseback financing receivable.

Container lessee default recovery, net for the three months ended March 31, 2021 and 2020 amounted to a recovery of $3,968 and $12, respectively. The net recovery of $3,968 for the three months ended March 31, 2021 was primarily comprised of $5,879 net gain associated with recoveries on containers previously estimated as lost with an insolvent lessee in 2019, net of container recovery costs, partially offset by an expense of $1,865 for written off containers that were deemed unlikely to be recovered from insolvent lessees in the first quarter of 2021.

The following table summarizes other (expense) income for the three months ended March 31, 2021 and 2020 and the percentage changes between those periods:

	Three Months Ended		% Change
	March 31,		Between
	2021	2020	2021 and 2020
	(Dollars in thousands)
Interest expense	$(29,106)	$(36,112)	(19.4%)
Write-off of unamortized debt issuance costs	(267)	(122)	118.9%
Interest income	37	400	(90.8%)
Realized loss on derivative instruments, net	(2,956)	(1,526)	93.7%
Unrealized gain (loss) on derivative instruments, net	3,192	(14,937)	(121.4%)
Other, net	115	(53)	(317.0%)
Net other expense	$(28,985)	$(52,350)	(44.6%)

Interest expense for the three months ended March 31, 2021 decreased $7,006 (-19.4%) compared to the three months ended March 31, 2020, primarily due to $11,750 decrease resulting from a reduction in average interest rates of 1.11 percentage points, partially offset by a $5,222 increase resulting from an increase in the average debt balance of $549,946.

The write-off of unamortized debt issuance costs for the three months ended March 31, 2021 and 2020 amounted to $267 and $122, which related to the termination and the amendment of the TAP Funding Limited’s credit facility, respectively.

Realized loss on derivative instruments, net for the three months ended March 31 2021 increased $1,430 (93.7%) compared to the three months ended March 31, 2020. This change was primarily due to a decrease in market rates as compared to spot strike rates in our contracts which caused a larger negative net settlement differential in 2021 compared to 2020.

Unrealized gain (loss) on derivative instruments, net changed from a net loss of $14,937 for the three months ended March 31, 2020 to a net gain of $3,192 for the three months ended March 31, 2021. This change was primarily due to a reduction in the value of the interest rate derivatives, between December 31, 2019 to March 31, 2020 compared to an increase in the value of the interest rate derivatives, between December 31, 2020 to March 31, 2021, mainly resulting from a decrease and an increase in the forward LIBOR curve at the end of the respective periods.

The following table summarizes income tax (expense) benefit and net loss attributable to the noncontrolling interests for the three months ended March 31, 2021 and 2020 and the percentage changes between those periods:

	Three Months Ended		% Change
	March 31,		Between
	2021	2020	2021 and 2020
	(Dollars in thousands)
Income tax (expense) benefit	$(1,066)	$833	228.0%
Net loss attributable to the noncontrolling interest	$—	$(729)	(100.0%)

Income tax (expense) benefit changed from a benefit of $833 for the three months ended March 31, 2020 to an expense of $1,066 for the three months ended March 31, 2021. The changes were primarily due to net loss before tax and noncontrolling interest for the three months ended March 31, 2020 compared to net income for the same period in 2021.

Net loss attributable to the noncontrolling interest represents the noncontrolling interest’s portion of TAP Funding Limited (“TAP Funding”) for the three months ended March 31, 2020. In January 2021, the Company completed the acquisition of 49.9% of the common shares of TAP Funding which resulted to the Company’s 100% ownership of TAP Funding. See Note 2 "Accounting Policy Updates and Recent Accounting Pronouncements" in Item 1, "Financial Statements" in this Quarterly Report on Form 6-K for further information.

Segment Information

The following table summarizes our income before taxes and noncontrolling interests attributable to each of our business segments for the three months ended March 31, 2021 and 2020 (before inter-segment eliminations) and the percentage changes between those periods:

	Three Months Ended		% Change
	March 31,		Between
	2021	2020	2021 and 2020
	(Dollars in thousands)
Container ownership	$52,285	$(12,051)	(533.9%)
Container management	12,280	2,610	370.5%
Container resale	4,185	2,758	51.7%
Other	(773)	(1,062)	(27.2%)
Eliminations	(4,861)	1,804	(369.5%)
Income (loss) before income tax and noncontrolling interests	$63,116	$(5,941)	(1162.4%)

 Income (loss) before income taxes and noncontrolling interests attributable to the Container Ownership segment changed from a loss of $12,051 for the three months ended March 31, 2020 to an income of $52,285 for the three months ended March 31, 2021. The following table summarizes the variances included within this change:

Increase in lease rental income - owned fleet	$24,440
Change from unrealized loss on derivative instruments, net to unrealized gain on derivative instruments, net	18,129
Decrease in interest expense	7,046
Increase in gain on sale of owned fleet containers, net	6,564
Increase in container lessee default recovery, net	3,956
Change from bad debt expense, net to bad debt recovery, net	3,180
Decrease in direct container expense	2,611
Increase in realized loss on derivative instruments, net	(1,430)
Other	(160)
$64,336

Income before income taxes and noncontrolling interests attributable to the Container Management segment for the three months ended March 31, 2021 increased $9,670 (370.5%) compared to the three months ended March 31, 2020. The following table summarizes the variances included within this increase:

Increase in management fees	$10,205
Decrease in distribution expense to managed fleet container investors	668
Increase in general and administrative expense	(861)
Other	(342)
$9,670

Income before income taxes and noncontrolling interests attributable to the Container Resale segment for the three months ended March 31, 2021 increased $1,427 (51.7%) compared to the three months ended March 31, 2020, primarily due to an increase in trading container margin.

Loss before income taxes and noncontrolling interests attributable to Other activities unrelated to our reportable business segments for the three months ended March 31, 2021 decreased $289 (-27.2%) compared to the three months ended March 31, 2020, primarily due to an increase in foreign exchange gain and a decrease in general and administrative expense.

Segment eliminations change from an income of $1,804 for the three months ended March 31, 2020 to a loss of $4,861 for the three months ended March 31, 2021. This change consisted of a $6,926 increase in acquisition fees received by our Container Management segment from our Container Ownership segment, partially offset by a $261 increase in depreciation expense related to capitalized acquisition fees received by our Container Management segment from our Container Ownership segment. Our Container Ownership segment capitalizes acquisition fees billed by our Container Management segment as part of containers, net and records depreciation expense to amortize the acquisition fees over the useful lives of the containers, which is eliminated in consolidation.

Currency

Almost all of our revenues are denominated in U.S. dollars and approximately 74.7% of our direct container expenses – owned fleet for the three months ended March 31, 2021, were denominated in U.S. dollars. See the risk factor entitled “Because substantially all of our revenues are generated in U.S. dollars, but a significant portion of our expenses are incurred in other currencies, exchange rate fluctuations could have an adverse impact on our results of operations” under Item 3, “Key Information—Risk Factors” included in our 2020 Form 20-F. Our operations in non-U.S. dollar locations have some exposure to foreign currency fluctuations, and trade growth and the direction of trade flows can be influenced by large changes in relative currency values. For the three months ended March 31, 2021, our non-U.S. dollar operating expenses were spread among 14 currencies, resulting in some level of self-hedging. We do not engage in currency hedging.

Liquidity and Capital Resources

As of March 31, 2021, we had cash and cash equivalents (including restricted cash) of $212,621. Our principal sources of liquidity have been our cash flows from operations including the sale of containers and borrowings under debt facilities. As of March 31, 2021, we had the following outstanding borrowings and borrowing capacities per debt facility (in thousands):

					Available
		Additional			Borrowing, as	Current and
	Current	Borrowing	Total	Current	limited by our	Available
Facility:	Borrowing	Commitment		Borrowing	Borrowing Base	Borrowing
TL Revolving Credit Facility	$1,163,000	$337,000	$1,500,000	$1,163,000	$166,388	$1,329,388
TL 2019 Term Loan	146,788	—	146,788	146,788	—	146,788
TL 2021 Term Loan	69,827	—	69,827	69,827	—	69,827
TMCL II Secured Debt Facility	671,731	528,269	1,200,000	671,731	—	671,731
TMCL VI Term Loan	218,821	—	218,821	218,821	—	218,821
TMCL VII 2019-1 Bonds (1)	296,334	—	296,334	296,334	—	296,334
TMCL VII 2020-1 Bonds (1)	422,644	—	422,644	422,644	—	422,644
TMCL VII 2020-2 Bonds (1)	579,382	—	579,382	579,382	—	579,382
TMCL VII 2020-3 Bonds (1)	210,945	—	210,945	210,945	—	210,945
TMCL VII 2021-1 Bonds (1)	546,332	—	546,332	546,332	—	546,332
Total (2)	$4,325,804	$865,269	$5,191,073	$4,325,804	$166,388	$4,492,192
(1)	Amounts on all the bonds payable exclude an unamortized discount in an aggregate amount of $545.
(2)	Current borrowing for all debts excludes prepaid debt issuance costs in an aggregate amount of $30,833.

Assuming that our lenders remain solvent, and lessees meet their lease payment obligations, we currently believe that our existing cash and cash equivalents, cash flows generated from operations, proceeds from the sale of containers and borrowing availability under our debt facilities are sufficient to meet our working capital needs and other capital and liquidity requirements for the next twelve months. While we are not yet through the pandemic, the financial performance of our customers has generally held up better than anticipated since our customers continue to benefit from recent high cargo volumes and high freight rates. We will continue to monitor our liquidity and the credit markets in light of the global economic uncertainty and financial market conditions caused by the COVID-19 pandemic. However, we cannot predict with any certainty the impact on the Company of any further disruptions in the credit environment.

All of our debt facilities are secured by specific pools of containers and related assets owned by the Company. In addition to customary events of default as defined in our credit agreements and indenture and various restrictive financial covenants, the Company’s debt facilities also contain various other debt covenants and borrowing base minimums. As of March 31, 2021, we were in compliance with all of the applicable covenants.

Cash Flow

The following table summarizes cash flow information for the three months ended March 31, 2021 and 2020:

	Three Months Ended		% Change
	March 31,		Between
	2021	2020	2021 and 2020
	(Dollars in thousands)
Net income (loss)	$62,050	$(5,108)	(1314.8%)
Adjustments to reconcile net income to net cash provided by operating activities	72,463	78,830	(8.1%)
Net cash provided by operating activities	134,513	73,722	82.5%
Net cash (used in) provided by investing activities	(280,045)	24,789	(1229.7%)
Net cash provided by (used in) financing activities	153,034	(150,355)	(201.8%)
Effect of exchange rate changes	(46)	(63)	(27.0%)
Net increase (decrease) in cash, cash equivalents and restricted cash	7,456	(51,907)	(114.4%)
Cash, cash equivalents and restricted cash, beginning of period	205,165	277,905	(26.2%)
Cash, cash equivalents and restricted cash, end of the period	$212,621	$225,998	(5.9%)

 Operating Activities

Net cash provided by operating activities for the three months ended March 31, 2021 increased $60,791 (82.5%) compared to the three months ended March 31, 2020. The increase in net cash provided by operating activities was primarily due to a $18,297 increase in net working capital adjustments and a $42,494 increase in net income adjusted for non-cash items such as depreciation expense, container recovery from lessee default, net, and unrealized (gain) loss on derivative instruments, net. The increase in net working capital provided by operating activities were primarily due to a $8,974 increase in due to container investors, net, primarily caused by the timing of payments, a $8,787 increase in other liabilities primarily due to an increase in deferred revenue, a $5,803 increase in receipt of payments on finance leases, net of income earned, a $5,311 decrease in accounts payable and accrued expenses and a $4,179 decrease in accounts receivable due to timing of collections.

Investing Activities

Net cash (used in) provided by investing activities changed from net cash provided by investing activities of $24,789 for the three months ended March 31, 2020 to net cash used in investing activities of $280,045 during the three months ended March 31, 2021. The change was primarily due to a $300,746 increase in payments for container and fixed asset purchases.

Financing Activities

Net cash provided by (used in) financing activities changed from net cash used in financing activities of $150,355 for the three months ended March 31, 2020 to net cash provided by financing activities of $153,034 for the three months ended March 31, 2021. The change was primarily due to an increase of $1,153,599 in proceeds from debt, partially offset by an increase of $835,294 in principal repayments of debt. Additionally, the increase in cash provided by financing activities during the three months ended March 31, 2021 was due to a $6,801 increase in proceeds from container leaseback financing liability and a $4,699 decrease in purchases of treasury shares under the Company’s share repurchase program, which were offset by a $6,788 increase in debt issuance costs and a cash payment of $21,500 for the purchase of noncontrolling interest which resulted to the Company’s 100% ownership of TAP Funding.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations by due date as of March 31, 2021:

	Payments Due by Twelve Month Period Ending March 31,
	Total	2022	2023	2024	2025	2026	2027 and thereafter
	(Dollars in thousands)

Total debt obligations:
TL Revolving Credit Facility	$1,163,000	$—	$53,144	$1,109,856	$—	$—	$—
TL 2019 Term Loan	146,788	10,993	11,384	11,789	12,208	12,642	87,772
TL 2021 Term Loan	69,827	5,382	5,526	5,675	5,827	5,983	41,434
TMCL II Secured Debt Facility (1)	671,731	50,421	56,656	58,922	58,922	58,922	387,888
TMCL VI Term Loan	218,821	25,206	25,205	25,206	143,204	—	—
TMCL VII 2019-1 Bonds (2)	296,334	28,000	28,000	28,000	28,000	28,000	156,334
TMCL VII 2020-1 Bonds (2)	422,644	54,228	56,658	56,961	58,443	55,205	141,149
TMCL VII 2020-2 Bonds (2)	579,382	64,415	62,076	66,937	68,884	68,708	248,362
TMCL VII 2020-3 Bonds (2)	210,945	20,111	20,111	20,111	20,111	20,111	110,390
TMCL VII 2021-1 Bonds (2)	546,332	44,000	44,000	44,000	44,000	44,000	326,332
Interest on obligations (3)	389,754	96,848	88,419	69,405	52,162	39,707	43,213
Interest rate swaps and caps payables, net (4)	25,337	14,925	8,698	1,232	364	61	57
Office lease obligations	13,808	2,224	2,269	2,343	2,265	2,138	2,569
Container contracts payable	489,922	489,922	—	—	—	—	—
Total contractual obligations (5) (6)	$5,244,625	$906,675	$462,146	$1,500,437	$494,390	$335,477	$1,545,500

(1)	The estimated future scheduled repayments for TMCL II Secured Debt Facility are based on the assumption that the facility will not be extended on its associated conversion date.
(2)	Future scheduled payments for all bonds payable exclude an unamortized discount in an aggregate amount of $545.
(3)	Using 0.11% which was one-month spot interest rate of London InterBank Offered Rate ("LIBOR") plus a margin rate that varies based on each debt facility. Weighted average interest rate at 2.30%.
(4)

Calculated based on the difference between our fixed contractual pay rates and the counterparties’ average rate estimated at 0.11% which was one-month spot interest of LIBOR rate as of March 31, 2021, for all periods, for all interest rate contracts outstanding as of March 31, 2021.

(5)	Future scheduled payments for all debts exclude prepaid debt issuance costs in an aggregate amount of $30,833.
(6)

Excluded container leaseback financing liability amounting to $11,457 as of March 31, 2021. This is excluded due to the uncertainty in the timing and variable amounts of future cash flows since the estimated future scheduled payments is dependent upon assumptions regarding the amounts distributed to the Container Investors which is based on net operating income of the managed fleet, reduced by the management fees earned. The Container Investors have no rights or recourse against the Company in the event of a lessee default or any other risk in respect of the managed containers.

Off Balance Sheet Arrangements

As of March 31, 2021, we had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, change in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Critical Accounting Policies and Estimates

We have identified the policies and estimates in Item 5, “Operating and Financial Review and Prospects” included in our 2020 Form 20-F as among those critical to our business operations and the understanding of our results of operations. These policies and estimates are considered critical due to the existence of uncertainty at the time the estimate is made, the likelihood of changes in estimates from period to period and the potential impact that these estimates can have on our financial statements. These policies remain consistent with those reported in our 2020 Form 20-F. Please refer to Item 5, “Operating and Financial Review and Prospects” included in our 2020 Form 20-F.

ITEM 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET AND CREDIT RISK

Quantitative and Qualitative Disclosures About Market Risk

We could be exposed to market risk from future changes in interest rates and foreign exchange rates. At times, we may enter into various derivative instruments to manage certain of these risks. We do not enter into derivative instruments for speculative or trading purposes.

For the three months ended March 31, 2021, we did not experience any material changes in market risk that affect the quantitative and qualitative disclosures presented in Item 11, “Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk” or in Item 11, “Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk” included in our 2020 Form 20-F. Updated interest rate swap and cap agreement information is set forth below.

Interest Rate Risk

We have entered into various interest rate swap and cap agreements to mitigate our exposure associated with our variable rate debt. The swap agreements involve payments by us to counterparties at fixed rates in return for receipts based upon variable rates indexed to the London InterBank Offered Rate. All of our derivative agreements are with highly rated financial institutions. Credit exposures are measured based on the market value of outstanding derivative instruments. Certain of our interest rate swap agreements are designated as cash flow hedges for accounting purposes, and any unrealized gains or losses related to the changes in fair value are recognized in accumulated comprehensive income (loss) and re-classed to interest expense as they are realized. The fair value of the derivative instruments not designated as cash flow hedges are measured at each of these balance sheet dates and the change in fair value is recorded in the consolidated statements of operations as unrealized gain (loss) on derivative instruments, net and reclassified to realized gain (loss) on derivative instruments, net as they are realized.

The notional amount of the interest rate swap agreements was $1,160,750 as of March 31, 2021, with expiration dates between April 2021 and April 2027. We pay fixed rates between 0.17% and 2.94% under the interest rate swap agreements. The net fair value of these agreements was a liability of $18,460 as of March 31, 2021.

We have one interest rate cap agreement which has a notional amount of $70,000 as of March 31, 2021, with expiration date in March 2022.

Based on the average debt balances and derivative instruments as of March 31, 2021, it is estimated that a 1% increase in interest rates would result in a net increase of $2,196 in interest expense and realized gains on derivative instruments, net for the three months ended March 31, 2021. It would also result in an increase in the fair value of derivative instruments, net of $6,343.

Quantitative and Qualitative Disclosures About Credit Risk

We monitor our container lessees’ performance and our lease exposures on an ongoing basis, and our credit management processes are aided by the long payment experience we have with most of our container lessees and our broad network of long-standing relationships in the shipping industry that provide current information about our container lessees. In managing this risk, we also make an allowance for doubtful accounts on our accounts receivable. The allowance for doubtful accounts is developed based on two key components:

•	specific reserves for receivables which are impaired for which management believes full collection is doubtful; and
•	general reserves for estimated losses inherent in the receivables based upon historical trends and age of the balances.

For the three months ended March 31, 2021, we did not experience any material changes in our credit risks that affect the quantitative and qualitative disclosures about credit risk presented in Item 11, “Quantitative and Qualitative Disclosures About Market Risk – Quantitative and Qualitative Disclosures About Credit Risk” included in our 2020 Form 20-F.

ITEM 4.	RISK FACTORS

There have been no material changes with respect to the risk factors disclosed in Item 3, “Key Information —Risk Factors” included in our 2020 Form 20-F that was filed with the Securities and Exchange Commission on March 18, 2021. Please refer to that section for disclosures regarding the risks and uncertainties related to the Company’s business and industry and the Company’s common shares.

ITEM 5.	EXHIBITS

The following exhibits are filed as part of this Quarterly Report on Form 6-K:

Exhibit Number	Description of Document

101.INS†	Inline XBRL Instance Document

101.SCH†	Inline XBRL Taxonomy Extension Schema Document

101.CAL†	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF†	Inline XBRL Taxonomy Definition Linkbase Document

101.LAB†	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE†	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

†	Filed herewith.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Textainer Group Holdings Limited

/s/ Olivier Ghesquiere
Olivier Ghesquiere
President and Chief Executive Officer

/s/ Michael K. Chan
Michael K. Chan
Executive Vice President and Chief Financial Officer

Date: May 13, 2021